Exhibit 99.1

 N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES STAKE
 IN TANGGUH LNG PROJECT

Calgary, Alberta – January 28, 2008 – Talisman Energy Inc. announced that one of its subsidiaries has acquired all the shares of CNOOC Wiriagar Overseas Limited from a subsidiary of CNOOC Ltd. for a consideration of US$212.5 million.  CNOOC Wiriagar Overseas Limited holds a 3.06% interest in the Tangguh LNG Project.  The equity transfer became effective at 12:00 am, Beijing time, on January 1, 2008.

The Tangguh LNG Project, located in West Papua, Indonesia, consists of a number of offshore gas wells, production facilities, pipelines and LNG plant facilities with a nameplate capacity of 7.6 million tons per year.  First LNG is expected in late 2008.

"I am pleased with this settlement," said John Manzoni, President and Chief Executive Officerof Talisman. "The purchase marks the end of a longstanding contractual disagreementinherited by both parties. I look forward to further developing our business in the region and building on our relationship with CNOOCLtd."

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries haveoperations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                      Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                                Christopher J. LeGallais
& Investor Communications                                                                                      Senior Manager, Investor Relations
Phone:                       403-237-1196  Fax:  403-237-1210                                            Phone:                       403-237-1957  Fax: 403-237-1210
E-mail:                       tlm@talisman-energy.com                                                       Email:                       tlm@talisman-energy.com

04-08

Exhibit 99.1

Forward-Looking Information:

This press release contains statements that constitute “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•            business strategy and plans or budgets; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•                risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	risk that adequate pipeline capacity to transport the gas to market may not be available;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	the ability of the Company to integrate any assets it may acquire or the performance of those assets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies, including increased competition from other oil and gas companies and companies providing alternative sources of energy;
•               changes in general economic and business conditions;
•               the effect of acts of, or actions against, international terrorism; and
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.